UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AlphaPoint Technology, Inc.
Name of Issuer

Common Stock, $0.01 par value
Title of Class of Securities

020795100
CUSIP No.

December 21, 2015
Date of Event which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☒

Rule 13d-1(c)

☒

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 020795100
As of September 23, 2011:
1.	Names of Reporting Persons. Gary Macleod
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
Number Of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power: 15,000,000
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 15,000,000
	8.	Shared Dispositive Power: 0
9.		Aggregate amount beneficially owned by each reporting person: 15,000,000
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.		Percent of Class Represented by Amount in Row (9): 29.43%*
12.		Type of Reporting Person (See Instructions): IN

* Based on 50,965,000 shares of Common Stock outstanding as of September 23, 2011.

CUSIP No. 020795100
As of December 21, 2015:
1.	Names of Reporting Persons. Gary Macleod
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
Number Of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power: 17,177,528
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 17,177,528
	8.	Shared Dispositive Power: 0
9.		Aggregate amount beneficially owned by each reporting person: 17,177,528
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.		Percent of Class Represented by Amount in Row (9): 13.0%**
12.		Type of Reporting Person (See Instructions): IN

** Based on 135,576,524 shares of Common Stock outstanding as of December 21, 2015.

Item 1.

Security and Issuer.

(a)

Name of Issuer:

AlphaPoint Technology, Inc.

(b)

Address of Issuer’s Principal Executive Offices:

6371 Business Blvd., Suite 200, Sarasota, Florida 34240.

Item 2.

Identity and Background.

(a)

Name of Person Filing:

Gary Macleod

(b)

Address of the Principal Office or, if none, residence

6114 Glenn Abbey Lane

Bradenton, FL  34202

(c)

Citizenship

USA

(d)

Title of Class of Securities

Common Stock

(e)

CUSIP No.

020795100

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)

☐

Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

(b)

☐

Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)

☐

Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)

☐

Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)

☐

An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)

(f)

☐

An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)

(g)

☐

A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)

☐

A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)

☐

A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)

☐

Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of September 23, 2011:

(a)

Amount beneficially owned:  15,000,000

(b)

Percent of class: 29.4%*

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote  15,000,000

(ii)

Shared power to vote or to direct the vote  0

(iii)

Sole power to dispose or to direct the disposition of 15,000,000

(iv)

Shared power to dispose or to direct the disposition of  0

* Based on 50,965,000 shares of Common Stock outstanding as of September 23, 2011.

As of December 21, 2015:

(d)

Amount beneficially owned:  17,177,528

(e)

Percent of class: 13.0%**

(f)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote  17,177,528

(ii)

Shared power to vote or to direct the vote  0

(iii)

Sole power to dispose or to direct the disposition of 17,177,528

(iv)

Shared power to dispose or to direct the disposition of  0

** Based on 135,576,524 shares of Common Stock outstanding as of December 21, 2015.

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.

Identification and Classification of Members of the Group.

Not applicable.

Item 9.

Notice of Dissolution of Group.

Not applicable.

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or affect other than activities solely in connection with a nomination under Rule 14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 25, 2016 Date

/s/ Gary Macleod Signature

Gary Macleod Name/Title